UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1


                        VoiceStream Wireless Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock ($.001 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    928615103
                          ----------------------------
                                 (CUSIP Number)

                      LeRoy T. Carlson, Jr. (312) 630-1900
                      President and Chief Executive Officer
                        Telephone and Data Systems, Inc.
            30 N. LaSalle Street, Suite 4000, Chicago, Illinois 60602
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   May 4, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

--------------
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.  928615103                 13D            Page    2    of    9   Pages
           ----------                                     -----      -----


--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Telephone and Data Systems, Inc.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [_]
                                                                    (b)   [_]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                 00
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
                                                                          [_]
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER

            NUMBER OF                               -0-
              SHARES                    ----------------------------------------
            BENFICIALLY                    8       SHARED VOTING POWER
             OWNED BY
               EACH                                 35,570,493 shares
            REPORTING                   ----------------------------------------
              PERSON                       9       SOLE DISPOSITIVE POWER
               WITH
                                                    -0-
                                        ----------------------------------------
                                          10       SHARED DISPOSITIVE POWER

                                                    35,570,493 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               35,570,493 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
               SHARES*
                                                                          [_]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               16%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.  928615103                 13D            Page    3    of    9   Pages
           ----------                                     -----      -----


--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 The Trustees of the Voting Trust under Agreement dated
                 June 30, 1989
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                                    (b)   [_]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                 00
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
                                                                          [_]
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER

            NUMBER OF                               -0-
              SHARES                    ----------------------------------------
            BENFICIALLY                    8       SHARED VOTING POWER
             OWNED BY
               EACH                                 35,570,493 shares
            REPORTING                   ----------------------------------------
              PERSON                       9       SOLE DISPOSITIVE POWER
               WITH
                                                    -0-
                                        ----------------------------------------
                                          10       SHARED DISPOSITIVE POWER

                                                    35,570,493 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               35,570,493 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
               SHARES*
                                                                          [_]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               16%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation
     Page 4 of 9 Pages


         This Amendment No. 1 to Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by Telephone and Data Systems, Inc., a Delaware corporation ("TDS"), on behalf of itself and its subsidiaries, and by the trustees of the Voting Trust under Agreement dated June 30, 1989, as amended (the "TDS Voting Trust").


     Item 1.      Security and Issuer.
                  --------------------
         This statement relates to the common stock, $.001 par value ("Issuer Common Stock"), of VoiceStream Wireless Corporation ("Issuer"). The principal executive office of the Issuer is located at 3650 131st Avenue, S. E., Bellevue, WA 98006.


     Item 2.      Identity and Background.
                  ------------------------
         TDS and the Trustees of the TDS Voting Trust, are filing this Schedule 13D with respect to Parent Common Stock. The following sets forth information with respect to Items 2(a) through 2(f) for TDS and the Trustees of the TDS Voting Trust.

         TDS. TDS is a Delaware corporation. The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS, directly and through its subsidiaries, has established cellular telephone, local telephone and personal communications services operations. The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

         The Trustees of the Voting Trust. The principal business address of the Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The information with respect to the trustees of the Voting Trust is set forth in Appendix C hereto, and incorporated herein by reference.

         To the knowledge of LeRoy T. Carlson, Jr., during the last five (5) years, none of TDS, the Voting Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         To the knowledge of LeRoy T. Carlson, Jr., during the last five (5) years, none of TDS, the Voting Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     Item 3.      Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------
         See Item 4 below.


     Item 4.      Purpose of Transaction.
                  -----------------------
         On September 20, 1999, TDS announced that TDS and its subsidiary, Aerial Communications, Inc. ("Aerial") had entered into an Agreement and Plan of Reorganization with the Issuer, VS Washington Corporation (fka VoiceStream Wireless Corporation) a Washington corporation ("VS Washington" and, together with Issuer, "Parent"), and a subsidiary of VoiceStream ("Merger Sub C"), which provided for the merger of Merger Sub C with and into Aerial, with Aerial surviving the merger (the "Reorganization"). The Reorganization occurred on May 4, 2000. In the Reorganization, each outstanding share of common stock of Aerial, including all shares of Aerial common stock beneficially owned by TDS, were converted into the right to receive 0.455 of a share of Issuer Common Stock. Based on this exchange ratio, TDS received, in the Reorganization, an aggregate of 35,570,493 shares of Issuer Common Stock in exchange for an aggregate of 78,176,909 shares of Aerial common stock beneficially owned.

         In connection with the Reorganization, TDS accepted the terms of a Voting Agreement dated as of February 25, 2000 among Issuer and certain stockholders of Issuer (identified on the signature page to the Voting Agreement) (the "Issuer

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation
     Page 5 of 9 Pages


Stockholders"). The Voting Agreement provides that the parties thereto shall vote their shares of Issuer Common Stock for the election to the board of directors of VoiceStream in the manner specified in such Voting Agreement. The Voting Agreement provides, among other things, that so long as TDS beneficially owns at least 4,500,000 shares of Issuer Common Stock, one member of the Issuer board of directors shall be an individual designated by TDS (the "TDS Designee"), except that the TDS Designee may not be an officer, director, management level employee or affiliate of TDS, or of any person in which TDS or any affiliate of TDS has an "attributable interest" (as defined by applicable FCC rules and regulations)(a "Qualified Designee"); provided, however, that Issuer shall have the right to approve the TDS Designee, which approval shall not be unreasonably withheld; and provided further, however, that if TDS owns more than 9,800,000 shares of Issuer Common Stock and Sonera Corporation and its affiliates own less than 4,500,000 shares of Issuer Common Stock, then TDS shall have the right to two TDS Designees as directors of Issuer. If TDS becomes entitled to designate a second director under the Voting Agreement, the parties to the Voting Agreement would be required to seek and obtain a waiver or other exemptive order from the Federal Communications Commission before such second director could be appointed to the board of directors of Issuer.

         At the closing of the Reorganization, pursuant to the Agreement and Plan of Reorganization, TDS and Issuer also entered into an Investor Agreement which limits certain actions by TDS as a stockholder of Issuer for a period of five (5) years. Subject to certain exceptions, TDS agreed not to (i) acquire any additional shares of Issuer Common Stock which would cause TDS to own in excess of 24.9% of the voting securities of Issuer; (ii) solicit proxies for shares of Issuer Common Stock or participate in an election contest; or (iii) join a group or take any action to initiate, encourage or otherwise facilitate a tender or exchange offer for Issuer which would result in change of control of Issuer. In addition, TDS agreed to certain restrictions on its ability to transfer its shares of Issuer Common Stock. In particular, if TDS sells Issuer Common Stock, it agreed to take reasonable care to preclude the acquisition of more than 5% of the voting power of the Issuer Common Stock by any person or group, except Sonera Corporation and certain other affiliated parties.

         At the closing of the Reorganization, TDS and Issuer also entered into a Registration Rights Agreement pursuant to which TDS has demand and piggyback registration rights for the shares of Issuer Common Stock received by TDS in the Reorganization. The Registration Rights Agreement permits four (4) demand registration rights (one every nine (9) months) and permits unlimited piggyback registration rights. The registration rights survive only as long as TDS is unable to sell the shares of Issuer Common Stock without registration.

         The foregoing descriptions of the above agreements is subject to, and qualified in their entirety by reference to, the text of such agreements, which are incorporated by reference as exhibits hereto.

     Item 5.      Interest in Securities of the Issuer.
                  -------------------------------------
         (I)      TDS.
                  ----

                  (a) As of May 4, 2000, TDS beneficially owns 35,570,493 shares of Issuer Common Stock.

                  (b)      (i)      Sole Power to Vote or Direct the Vote:
                                    --------------------------------------
                                    None.

                           (ii)     Shared Power to Vote or Direct the Vote:
                                    ----------------------------------------
                                    35,570,493 shares.

                           (iii)    Sole   Power  to   Dispose   or  Direct  the
                                    Disposition:
                                    --------------------------------------------
                                    None.

                           (iv)     Shared   Power  to  Dispose  or  Direct  the
                                    Disposition:
                                    --------------------------------------------
                                    35,570,493 shares.

                  (c)      Except as described herein, to the knowledge of LeRoy
                           T. Carlson, Jr., no transactions were effected during the past sixty (60) days in shares of Issuer Common Stock by TDS.

                  (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Issuer Common Stock beneficially owned by TDS.

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation
     Page 6 of 9 Pages


                  (e)      Not Applicable.


         (II)     Directors and Executive Officers of TDS.
                  ----------------------------------------
                  (a)-(b)  See   Appendix  D   attached   hereto  and
                           incorporated herein by reference.

                  (c)      Except as described  below, to the knowledge of LeRoy
                           T. Carlson, Jr., no transactions were effected during the past sixty (60) days in shares of Issuer Common Stock by any Director or Executive Officer of TDS.

                           In the merger, the following Directors and Exective Officers of TDS received Issuer Common Stock in the
                           Reorganization:


                                         Number of shares of
                                              Issuer's
                                            Common Stock
                                            Beneficially
                                            Owned as of
      Name                                  May 4, 2000
     -------------------------           -------------------
     Thomas A. Burke                            922

     LeRoy T. Carlson                           455

     George W. Off                              455

     Peter L. Sereda                            100

     Mark A. Steinkrauss                        228

     James W. Twesme                          2,263

     Byron A. Wertz                             102

     Gregory J. Wilkinson                       970
                                             ------
         Total                                5,495
                                             ======

                  (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than the persons listed in Appendix D are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of Issuer Common Stock beneficially owned by the persons listed in Appendix D.

                  (e)      Not applicable.


         (III)    The Voting Trust.
                  -----------------
                  (a) As of May 4, 2000, the TDS Voting Trust may be deemed to beneficially owns 35,570,493 shares of Issuer Common Stock.

                  (b)      (i)      Sole Power to Vote or Direct the Vote:
                                    --------------------------------------
                                    None.

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation
     Page 7 of 9 Pages


                           (ii)     Shared Power to Vote or Direct the Vote:
                                    ----------------------------------------
                                    35,570,493 shares.

                           (iii)    Sole   Power  to   Dispose   or  Direct  the
                                    Disposition:
                                    --------------------------------------------
                                    None.

                           (iv)     Shared   Power  to  Dispose  or  Direct  the
                                    Disposition:
                                    --------------------------------------------
                                    35,570,493 shares.

                  (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty (60) days in shares of Issuer Common Stock of the Company by The Voting Trust except to the extent disclosed herein.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  --------------------------------------------------------------
     See Item 4.

         The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The Voting Trust trustees hold and vote 6,359,808 TDS Series A Common Shares held in the Voting Trust, representing 91.4% of the outstanding TDS Series A Common Shares, and approximately 51.3% of the combined voting power of the TDS Series A Common Shares and TDS Common Shares. Therefore, the Voting Trust trustees may be deemed to direct a majority of the combined voting power of TDS.

         The acquisition of Issuer Common Stock by the filing persons made for investment purposes only. None of the filing persons has any present plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D. Each of the filing persons, however, expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price of the Issuer Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each filing person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the filing persons (and their respective affiliates) may purchase additional shares of Issuer Common Stock or other securities of the Issuer or may sell or transfer shares of Issuer Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transaction with institutional counterparties or otherwise to hedge the market risk of some or all of their positions in the shares of Issuer Common Stock or other securities. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of any of the Issuer securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     Item 7.      Material to be Filed as Exhibits.
                  ---------------------------------
          1. Agreement and Plan of Reorganization dated as of September 17, 1999, among Issuer, VS Washington, Sub, Aerial and TDS*

          2. Stockholder Agreement dated as of September 17, 1999, among TDS, Issuer and VS Washington *

          3. Issuer Stockholder Agreement dated as of September 17, 1999, among Aerial, TDS, Issuer and VS Washington and certain stockholders of Issuer*

          4. Debt/Equity Replacement Agreement dated as of September 17, 1999, among TDS, Aerial, Aerial Operating Company, Inc., Issuer and VS Washington *

          5. Settlement Agreement and Release dated as of September 17, 1999, among TDS, Aerial, Aerial Operating Company, Inc., Sonera and Sonera Corporation U.S., as agreed to by VoiceStream and VS Washington*

          6.      Voting   Agreement  dated  as  of  February  25,  2000  (filed
                  herewith).

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation
     Page 8 of 9 Pages


          7. Acceptance by TDS of Voting Agreement dated May 4, 2000 (filed herewith).

     ----------------

* Incorporated herein by reference to the TDS Form 8-K filed on September 28, 1999.

In addition, the Voting Trust Agreement dated June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 9.1 to the Annual Report on Form 10-K of Telephone and Data Systems, Inc.


                                   * * * * * *

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation
     Page 9 of 9 Pages


                             JOINT FILING AGREEMENT

                  The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 4, 2000.

TELEPHONE AND DATA SYSTEMS, INC.              THE VOTING TRUST



By: /s/ LeRoy T. Carlson, Jr.                 By:    /s/ LeRoy T. Carlson, Jr.
    -------------------------                        ---------------------------
    LeRoy T. Carlson, Jr.                            LeRoy T. Carlson, Jr.
    President and Chief Executive Officer            As Trustee and Attorney-
                                                     in-Fact for other Trustees*


                                                      *Pursuant  to Joint Filing
                                                      Agreement   and  Power  of
                                                      Attorney  previously filed
                                                      with  the  Securities  and
                                                      Exchange   Commission  and
                                                      incorporated  by reference
                                                      herein.












                         Signature Page to Schedule 13D
                relating to VoiceStream Wireless Corporation. by
             Telephone and Data Systems, Inc. and The Voting Trust.

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation.
     Page 1 of 4 of Appendix A


                                   APPENDIX A

                                DIRECTORS OF TDS
                                ----------------

     (I)          (a)      Name:
                           -----
                           LeRoy T. Carlson

                  (b)      Business Address:
                           ------------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Chairman of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (II)         (a)      Name:
                           -----
                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:
                           ------------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:   VoiceStream Wireless Corporation.
     Page 2 of 4 of Appendix A


     (III)        (a)      Name:
                           -----
                           Sandra L. Helton

                  (b)      Business Address:
                           ------------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Executive   Vice  President  -  Finance  and  CFO  of
                           Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (IV)         (a)      Name:
                           -----
                           James Barr III

                  (b)      Business Address:
                           -----------------
                           TDS Telecommunications Corporation
                           301 South Westfield Road
                           Madison, Wisconsin  53705-0158

                  (c)      Present Principal Occupation or Employment:
                           --------------------------------------------
                           President of TDS  Telecommunications  Corporation,  a
                           wholly-owned   subsidiary   of  Telephone   and  Data
                           Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (V)          (a)      Name:
                           -----
                           Walter C.D. Carlson

                  (b)      Business Address:
                           ------------------
                           Sidley & Austin
                           Bank One Plaza
                           10 South Dearborn Street
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner of the law firm of Sidley & Austin

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:      VoiceStream Wireless Corporation.
     Page 3 of 4 of Appendix A


     (VI)         (a)      Name:
                           -----
                           Letitia G.C. Carlson

                  (b)      Residence Address:
                           ------------------
                           7604 Fairfax Road
                           Bethesda, Maryland  20814

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Medical Doctor

                  (d)      Citizenship:
                           ------------
                           United States


     (VII)        (a)      Name:
                           -----
                           Donald C. Nebergall

                  (b)      Residence Address:
                           ------------------
                           2919 Applewood Place, N.E.
                           Cedar Rapids, Iowa  52402

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Consultant to Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (VIII)       (a)      Name:
                           -----
                           Herbert S. Wander

                  (b)      Business Address:
                           ------------------
                           Katten Muchin Zavis
                           525 West Monroe Street
                           Suite 1600
                           Chicago, Illinois 60606-3693

                  (c)      Present Principal Occupation or Employment:
                           --------------------------------------------
                           Partner of the law firm of Katten Muchin Zavis

                  (d)      Citizenship
                           -----------
                           United States

     Schedule 13D
     Issuer:   VoiceStream Wireless Corporation.
     Page 4 of 4 of Appendix A


     (IX)         (a)      Name:
                           -----
                           George W. Off

                  (b)      Business Address:
                           -----------------
                           Catalina Marketing Group
                           11300 Ninth Street North
                           St. Petersburg, Florida  33716

                  (c)      Present Principal Occupation or Employment:
                           --------------------------------------------
                           Chairman of Catalina Marketing Corporation

                  (d)      Citizenship:
                           ------------
                           United States


     (X)          (a)      Name:
                           -----
                           Martin L. Solomon

                  (b)      Business Address:
                           -----------------
                           2665 South Bayshore Drive, Suite 906
                           Coconut Grove, Florida 33133

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Chairman and CEO of American Country Holdings, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (XI)         (a)      Name:
                           -----
                           Kevin A. Mundt

                  (b)      Business Address:
                           -----------------
                           Mercer Management Consulting, Inc.
                           33 Hayden Avenue
                           Lexington, MA  02173

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice   President  -  Retail   Group  Head  of  Mercer
                           Management Consulting, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation
     Page 1 of 6 of Appendix B


                                   APPENDIX B

                            EXECUTIVE OFFICERS OF TDS
                            -------------------------

     (I)          (a)      Name:
                           -----
                           LeRoy T. Carlson

                  (b)      Business Address:
                           ------------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Director and Chairman of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (II)         (a)      Name:
                           -----
                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Director, President and Chief Executive Officer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation
     Page 2 of 6 of Appendix B


     (III)        (a)      Name:
                           -----
                           Sandra L. Helton

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Director, Executive Vice President - Finance and CFO of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (IV)         (a)      Name:
                           -----
                           Rudolph E. Hornacek

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Engineering of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (V)          (a)      Name:
                           -----
                           John E. Rooney

                  (b)      Business Address:
                           -----------------
                           United States Cellular Corporation
                           8410 West Bryn Mawr
                           Suite 700
                           Chicago, Illinois  60631

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of United States Cellular Corporation, an over 80%- owned subsidiary of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation
     Page 3 of 6 of Appendix B


     (VI)         (a)      Name:
                           -----
                           James Barr III

                  (b)      Business Address:
                           -----------------
                           TDS Telecommunications Corporation
                           301 South Westfield Road
                           Madison, Wisconsin  53705-0158

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President of TDS  Telecommunications  Corporation,  a
                           wholly-owned   subsidiary   of  Telephone   and  Data
                           Systems, Inc.
                           Director of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (VII)        (a)      Name:
                           -----
                           Scott H. Williamson

                  (b)      Business Address:
                           ------------------
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           --------------------------------------------
                           Senior Vice President - Acquisitions and Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States



     (VIII)       (a)      Name:
                           -----
                           Michael K. Chesney

                  (b)      Business Address:
                           -----------------
                           1014 South Briarcliffe Circle
                           Maryville, Tennessee 37803

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation
     Page 4 of 6 of Appendix B


     (IX)         (a)      Name:
                           -----
                           George L. Dienes

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois   60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (X)          (a)      Name:
                           -----
                           C. Theodore Herbert

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           --------------------------------------------
                           Vice President-Human Resources of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (XI)         (a)      Name:
                           -----
                           Peter L. Sereda

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President and Treasurer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation
     Page 5 of 6 of Appendix B


     (XII)        (a)      Name:
                           -----
                           Mark A. Steinkrauss

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois   60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Corporate Relations of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (XIII)       (a)      Name:
                           -----
                           Edward W. Towers

                  (b)      Business Address:
                           ------------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois   60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Corporate Development Operations of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (XIV)        (a)      Name:
                           -----
                           James W. Twesme

                  (b)      Business Address:
                           -----------------
                           TDS Corporate Madison
                           8401 Greenway Boulevard
                           P.O. Box 628010
                           Middleton, Wisconsin  53562-8010

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Corporate Finance of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation
     Page 6 of 6 of Appendix B


     (XV)         (a)      Name:
                           -----
                           Byron A. Wertz

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           8000 West 78th Street, Suite 400
                           Minneapolis, Minnesota  55439

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (XVI)        (a)      Name:
                           -----
                           Gregory J. Wilkinson

                  (b)      Business Address:
                           -----------------
                           TDS Corporate Madison
                           8401 Greenway Boulevard
                           P.O. Box 628010
                           Middleton, Wisconsin  53562-8010

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President and Secretary of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (XVII)       (a)      Name:
                           -----
                           Michael G. Hron

                  (b)      Business Address:
                           -----------------
                           Sidley & Austin
                           Bank One Plaza
                           10 South Dearborn Street
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:
                           --------------------------------------------
                           Partner of the law firm of Sidley & Austin and General Counsel and Assistant Secretary of Telephone and Data Systems, Inc. and United States Cellular Corporation

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation
     Page 1 of 2 of Appendix C


                                   APPENDIX C

                          TRUSTEES OF THE VOTING TRUST
                          ----------------------------

     (I)          (a)      Name:
                           -----
                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:
                           ------------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           --------------------------------------------
                           Director, President and Chief Executive Officer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (II)         (a)      Name:
                           -----
                           Walter C.D. Carlson

                  (b)      Business Address:
                           -----------------
                           Sidley & Austin
                           Bank One Plaza
                           10 South Dearborn Street
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner of the law firm of Sidley & Austin Director of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (III)        (a)      Name:
                           -----
                           Letitia G.C. Carlson

                  (b)      Business Address:
                           -----------------
                           7604 Fairfax Road
                           Bethesda, Maryland 20814

                  (c)      Present Principal Occupation or Employment:
                           ---------------------------------------------
                           Medical Doctor
                           Director of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation
     Page 2 of 2 of Appendix C


     (IV)         (a)      Name:
                          -------
                           Donald C. Nebergall

                  (b)      Residence Address:
                           ------------------
                           2919 Applewood Place, N.E.
                           Cedar Rapids, Iowa  52402

                  (c)      Present Principal Occupation or Employment:
                           --------------------------------------------
                           Director of and Consultant to Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  VoiceStream Wireless Corporation
     Page 1 of 1 of Appendix D

                                   APPENDIX D

     Ownership of Common Stock of VoiceStream Wireless Corporation (Issuer)


                                         Number of shares of
                                              Issuer's
                                            Common Stock        Percentage of
                                            Beneficially            Class
                                            Owned as of         of the Issuer's
      Name                                  May 4, 2000          Common Stock
     ----------------------------        -------------------    ---------------

     James Barr, III                                  --            --

     Thomas A. Burke                                 922             *

     LeRoy T. Carlson                                455             *

     LeRoy T. Carlson, Jr.                            --            --

     Letitia G. C.  Carlson                           --            --

     Walter C. D. Carlson                             --            --

     Michael K. Chesney                               --            --

     George L. Dienes                                 --            --

     Sandra L. Helton                                 --            --

     C. Theodore Herbert                              --            --

     Rudolph E. Hornacek                              --            --

     Michael G. Hron                                  --            --

     D. Michael Jack                                  --            --

     Donald C. Nebergall                              --            --

     George W. Off                                   455             *

     John E. Rooney                                   --            --

     Peter L. Sereda                                 100             *

     Martin L. Solomon                                --            --

     Mark A. Steinkrauss                             228             *

     Edward W. Towers                                 --            --

     James W. Twesme                               2,263             *

     Herbert S. Wander                                --            --

     Byron A. Wertz                                  102             *

     Gregory J. Wilkinson                            970             *
                                                --------
            Total                                  5,495             *
     -------                                    ========
     *  Less than 1%

                                                                       EXHIBIT 6

                                VOTING AGREEMENT
                                ----------------
         VOTING AGREEMENT, dated as of February 25, 2000 (this "Agreement"), by and among VOICESTREAM WIRELESS HOLDING CORPORATION, a Delaware corporation ("VoiceStream Holdings"), and the individuals and entities set forth on Schedule I hereto (each, a "Stockholder" and collectively, the "Stockholders").

         WHEREAS, Omnipoint Corporation, a Delaware corporation ("Omnipoint"), VoiceStream Wireless Corporation, a Washington corporation ("VoiceStream") and VoiceStream Holdings are parties to an Agreement and Plan of Reorganization, dated as of June 23, 1999, (as the same has been amended or may hereafter be amended from time to time, the "Omnipoint Reorganization Agreement") pursuant to which, among other things, wholly owned subsidiaries of VoiceStream Holdings will be merged with and into each of Omnipoint and VoiceStream (such mergers, together with the related transactions contemplated by the Omnipoint
Reorganization Agreement, being referred to herein collectively as the "Omnipoint Reorganization");

         WHEREAS, each Stockholder is the Beneficial Owner of the number of shares of VoiceStream Holdings Common Stock (the "Shares") set forth opposite such Stockholder's name in Schedule I hereto;

         WHEREAS, VoiceStream and certain of the Stockholders are parties to that certain Voting Agreement, dated May 3, 1999 (the "Original Voting Agreement");

         WHEREAS, as a condition to consummating the Omnipoint Reorganization, the parties to the Original Voting Agreement have agreed to terminate the Original Voting Agreement and enter into this Agreement;

         WHEREAS, VoiceStream, VoiceStream Holdings, VoiceStream Subsidiary III Corporation, a Delaware corporation ("Merger Sub"), Aerial Communications, Inc., a Delaware corporation ("Aerial"), and Telephone and Data Systems, Inc., a Delaware corporation ("TDS"), are parties to an Agreement and Plan of Reorganization, dated as of September 17, 1999 (as the same may be amended from time to time, the "Aerial Reorganization Agreement") pursuant to which, among other things, Merger Sub is to be merged with and into Aerial (such merger, together with the related transactions contemplated by the Aerial Reorganization Agreement, being referred to herein as the "Aerial Reorganization");

         WHEREAS, upon the consummation of the Aerial Reorganization, it is contemplated that TDS will execute an agreement whereby it will become a party to this Agreement as a Stockholder and, if TDS does so execute such an agreement, the term Stockholder will for all purposes of this Agreement include TDS; and

         WHEREAS, Sonera Corporation (formerly Sonera Ltd.) ("Sonera") is a substantial investor in Aerial and, concurrent with the Omnipoint Reorganization, will invest $500 million into VoiceStream Holdings through its Subsidiary, Sonera Holding, B.V. For purposes of this Agreement, Sonera Corporation and Sonera Holding, B.V., shall be deemed a single Stockholder.

         NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

         Section 1.  Definitions.  As used in this Agreement, the following
                     ------------
terms have the meanings set forth below:

         "Beneficially Own" has the meaning set forth in Rule 13d-3 of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended; except that no broker or dealer or any affiliate thereof shall be deemed to Beneficially Own Shares, the beneficial ownership of which is acquired in the ordinary course of the activities of a broker or dealer registered under
Section 15 of the Securities Exchange Act of 1934, as amended, including, but not limited to, the acquisition of beneficial ownership of such securities as a result of any market-making or underwriting activities (including any Shares acquired for the investment account of a broker or dealer in connection with such underwriting activities), or the exercise of investment or voting discretion authority over any of its customer accounts, or the acquisition in good faith of such securities in connection with the enforcement of payment of a debt previously contracted.

                                    Exhibit 6
                                       -1-

         "Board" means the Board of Directors of VoiceStream Holdings.

         "BSF"  means  Bridge  Street  Fund  1992,   L.P.,  a  Delaware  limited
partnership.

         "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in New York City, Hong Kong or Seattle, Washington are authorized or required by law to close.

         "GS" means The Goldman Sachs Group, Inc., a Delaware corporation.

         "GSC" means BSF, GS, GSCP and SSF.

         "GSCP" means GS Capital Partners, L.P., a Delaware limited partnership.

         "HTL"  means  Hutchison   Telecommunications   Limited,  a  corporation
organized under the laws of Hong Kong.

         "Hutchison" means Hutchison Holdings and Hutchison PCS.

         "Hutchison Holdings" means Hutchison Telecommunications Holdings (USA) Limited, a British Virgin Islands corporation.

         "Hutchison PCS" means Hutchison Telecommunications PCS (USA) Limited, a British Virgin Islands corporation.

         "Immediate Family" means an individual's spouse, children (including adopted children), grandchildren and parents.

         "Percentage Ownership" means, as to any Stockholder, the aggregate percentage of the outstanding Shares Beneficially Owned by such Stockholder, including for this purpose, Shares Beneficially Owned by such Stockholder's Permitted Affiliate Transferees.

         "Permitted Affiliate Transferee" means (i) with respect to any Stockholder who is a natural Person, any member of such Person's Immediate Family, or any trust for the benefit of, or a partnership all of the partners of which are, such Person and/or any member of such Person's Immediate Family; (ii) with respect to any Stockholder which is a limited partnership (a) any Person that, as of May 13, 1996, was the sole general partner of such Stockholder or was the sole general partner of the sole general partner of such Stockholder, or
(b) another limited partnership which has a sole general partner, the control of which sole general partner is held, directly or indirectly, by five (5) or fewer natural Persons, provided such natural Persons had control at May 13, 1996 of the sole general partner of such Stockholder; (iii) with respect to Hutchison,
(w) HTL, (x) any Subsidiary of HTL, or (y) any other entity acceptable to Stockholders (other than Hutchison and its Permitted Affiliate Transferees) holding at least a majority of the Shares owned by all Stockholders (other than Hutchison and its Permitted Affiliate Transferees) in which HTL owns, directly or indirectly, more than 40% of the outstanding voting power, or (z) in the case of any Person referred to in clause (w), (x) or (y), Hutchison; (iv) with respect to Sonera, any Subsidiary of Sonera or any other entity acceptable to Stockholders (other than Sonera and its Permitted Affiliate Transferees) in which Sonera owns, directly or indirectly, more than 40% of the outstanding voting power and of which Sonera and its Subsidiaries are collectively the largest shareholder; and (v) with respect to TDS, any Subsidiary of TDS or any other entity acceptable to Stockholders (other than TDS and its Permitted Affiliate Transferees) in which TDS owns, directly or indirectly, more than 40% of the outstanding voting power and of which TDS and its Subsidiaries are collectively the largest shareholder. For purposes of this definition, "control" shall mean ownership of at least 51% of the equity interest in, and at least 51% of the voting power on all matters in, an entity or, if applicable, the sole general partner of such entity.

         "Person" means an individual, corporation, association, partnership, trust or estate, an unincorporated organization, a joint venture, a government or any agency or political subdivision thereof, or any other entity of whatever nature.

         "Qualified Sonera Designee" means an individual designated by Sonera, provided that VoiceStream Holdings shall have the right to approve such designee, which approval shall not be unreasonably withheld, so

                                    Exhibit 6
                                       -2-
long as such individual's membership on the Board shall not cause any violation of any federal anti-trust law or any other federal or state law.

         "Qualified TDS Designee" means an individual who is not an officer, director, management level employee or affiliate (as defined in the Securities Exchange Act of 1934) of TDS, or of any Person in which TDS or any affiliate of TDS has an "attributable interest" (as defined by applicable FCC rules and regulations) designated by TDS provided that VoiceStream Holdings shall have the right to approve the designee, which approval shall not be unreasonably withheld.

         "Sonera" means Sonera Corporation, a limited liability company organized under the laws of Finland, and its wholly-owned Subsidiaries, including Sonera Holding, B.V., a company organized under the laws of the Netherlands.

         "Sonera Investor Agreement" means the Investor Agreement, dated as of September 17, 1999, among Sonera Corporation, VoiceStream and VoiceStream Holdings.

         "SSF"  means  Stone  Street  Fund  1992,   L.P.,  a  Delaware   limited
partnership.

         "Subsidiary" means, as to any Person, another Person which is an entity as to which such Person owns more than 50% of the outstanding voting power.

         "Transfer" means any sale, assignment, pledge, hypothecation, gift or other transfer, disposition or encumbrance of any interest (and includes an exchange of Shares in a merger, consolidation or similar transaction).

         Section  2.  Termination  of Voting  Agreements.  The  Original  Voting
                      -----------------------------------
Agreement and Sections 6(a) and 6(b) of the Sonera Investor Agreement automatically and without further action by any Person shall each be terminated and of no further force or effect upon the effectiveness of this Agreement.

         Section 3.  Agreement to Vote by Stockholders.
                     ----------------------------------
         (a) Each Stockholder (and its Permitted Affiliate Transferees) hereby agrees to vote (or cause to be voted) all Shares, and any other voting securities of VoiceStream Holdings, then Beneficially Owned by such Stockholder (whether issued heretofore or hereafter) that such Stockholder owns or has the right to vote, in person or by proxy (and shall take all other necessary or desirable actions within such Stockholder's (or its Permitted Affiliate Transferees') control, including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), in favor of the election and continuation in office of the following sixteen (16) (or, upon completion of the Aerial Reorganization, seventeen (17)) members of the Board (subject to adjustments to such number of directors, as provided below):

                  (i) John Stanton, as long as he is the chief executive officer of VoiceStream Holdings;

                  (ii) One (1) member designated by John Stanton, so long as he or his Permitted Affiliate Transferees Beneficially Own at least 4,500,000 Shares;

                  (iii) Four (4)  members  designated  by  Hutchison  PCS (or if
Hutchison  PCS  has  Transferred  all  of  its  Shares  to  Permitted  Affiliate
Transferees of Hutchison PCS, four (4) designees of such Permitted Affiliate Transferees) and its affiliated entities. Such number of designees shall be subject to increases or decreases (rounded to the nearest whole number and subject to Section 3(a)(C) hereof) depending upon increases or reductions in Hutchison PCS's (and its Permitted Affiliate Transferees') Percentage Ownership of outstanding Shares, including without limitation Shares issuable to Hutchison PCS (and its Permitted Affiliate Transferees) upon conversion of the 2.5% Convertible Junior Preferred Stock, without par value, of VoiceStream Holdings, purchased by Hutchison PCS pursuant to that certain Stock Subscription Agreement dated June 23, 1999, by and among VoiceStream Holdings, HTL and Hutchison PCS. Hutchison PCS shall have the right to designate additional members (the Board shall be expanded by one (1) member to accommodate each such new designee unless there are vacancies on the Board and the Board determines to fill any vacancies with such designees) so that the percentage of the entire Board represented by Hutchison PCS's designees (rounded to the nearest whole

                                    Exhibit 6
                                       -3-
number) shall be proportionate to Hutchison PCS's (and its Permitted Affiliate Transferees') aggregate Percentage Ownership;

                  (iv) One (1) member designated by GSC and its Permitted Affiliate Transferees, so long as such entities Beneficially Own at least 4,500,000 Shares;

                  (v) Four (4) members who were on the Board of Directors of Omnipoint prior to the Omnipoint Reorganization and who are selected by Omnipoint to serve (the following persons have been designated by Omnipoint to serve as directors: Douglas G. Smith, Richard L. Fields, James N. Perry, Jr. and James J. Ross; such Persons being collectively referred to as the "Omnipoint Designees") during the period from the closing of the Omnipoint Reorganization until and including the second annual meeting of stockholders of VoiceStream Holdings taking place after the closing of the Omnipoint Reorganization (it being understood that such four (4) members shall serve until such time as the term of office of the directors elected at such second annual meeting terminates);

                  (vi) One (1) Qualified Sonera Designee designated by Sonera and its Permitted Affiliate Transferees so long as such entities Beneficially Own at least 4,500,000 Shares; provided, however, that if the Aerial Reorganization is consummated and Sonera Beneficially Owns more than 9,800,000 Shares and TDS Beneficially Owns less than 4,500,000 Shares, the number of Qualified Sonera Designees that Sonera will be entitled to designate will be two
(2);

                  (vii) If the Aerial Reorganization is consummated and TDS and VoiceStream Holdings execute the agreement in the form attached hereto as Exhibit A whereby TDS becomes a party to this Agreement as a Stockholder, one
(1) Qualified TDS Designee designated by TDS and its Permitted Affiliate Transferees so long as such entities Beneficially Own at least 4,500,000 Shares, such director to be appointed to the Board by action of the Board by the later of (x) the closing of the Aerial Reorganization or (y) promptly after TDS designates a Qualified TDS Designee; provided, however, that if TDS Beneficially Owns more than 9,800,000 Shares and Sonera Beneficially Owns less than 4,500,000 Shares, the number of Qualified TDS Designees that TDS will be entitled to designate will be two (2); and

                  (viii) The remaining members of the Board as selected by a majority vote of the persons selected as described in subsections (i) through
(vii) above.

         No designee to the Board shall be removed from the Board (except removal for cause under applicable law) without the written consent of the Stockholder or group of Stockholders that has the right to designate such Person to the Board (or, if such Stockholder or group of Stockholders has Transferred all of their Shares to Permitted Affiliate Transferees of such Stockholder or group of Stockholders, without the written consent of Permitted Affiliate
Transferees holding a majority of the Shares owned by all of such Permitted Affiliate Transferees), or, in the case of the Omnipoint Designees, without the consent of a majority of the Board of Directors of Omnipoint as such Board of Directors existed immediately prior to the Omnipoint Reorganization (the "Old Omnipoint Board"). Any Stockholder or group of Stockholders (or, if such Stockholder or group of Stockholders has Transferred all of their Shares to Permitted Affiliate Transferees of such Stockholder or group of Stockholders, Permitted Affiliate Transferees holding a majority of the Shares owned by all of such Permitted Affiliate Transferees) or, in the case of the Omnipoint
Designees, a majority of the Old Omnipoint Board, that has the right to designate any member(s) of the Board shall have the right to replace any member(s) so designated by it (whether or not such member is removed from the Board with or without cause or ceases to be a member of the Board by reason of death, disability or for any other reason) upon written notice to VoiceStream Holdings and the other members of the Board, which notice shall set forth the name of the member(s) being replaced and the name of the new member(s). Each of the Stockholders (and each of their respective Permitted Affiliate Transferees) agrees that it will vote, or cause to be voted, all of the Shares then Beneficially Owned by it (whether now owned or hereafter acquired ), in person or by proxy (and shall take all other necessary or desirable actions within such Stockholder's (or its Permitted Affiliate Transferees's) control including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), so as to cause, if necessary, the removal of the existing director previously elected by such Stockholders (and its Permitted Affiliate Transferees), or previously designated by Omnipoint (in the case of the original Omnipoint Designees) or by a majority of the Old Omnipoint Board (if the Old Omnipoint Board designates a replacement for an Omnipoint Designee, such replacement shall for all purposes of this Agreement be an Omnipoint Designee), and the election and continuation in office of any successor director designated by any of the

                                    Exhibit 6
                                       -4-

Stockholders (or any of such Stockholder's Permitted Affiliate Transferees) pursuant to this Section 3(a). Notwithstanding the foregoing,

                           (A) if at any time GSC (and its  Permitted  Affiliate
Transferees) shall cease to
Beneficially Own at least 4,500,000 Shares, then in such event, GSC (or, if GSC has Transferred all of its Shares to Permitted Affiliate Transferees of GSC, its Permitted Affiliate Transferees) shall not be entitled to designate any member of the Board;

                           (B) if at any time John  Stanton  (and his  Permitted
Affiliate Transferees) shall cease to Beneficially Own at least 4,500,000 shares, then in such event, John Stanton (or, if John Stanton has Transferred all of his Shares to Permitted Affiliate Transferees of John Stanton, his Permitted Affiliate Transferees) shall not be entitled to designate any member of the Board (except that Stanton shall continue to serve on the Board for so long as he holds the office of Chief Executive Officer of VoiceStream Holdings);

                           (C) if at any time  Hutchison  PCS (and its Permitted
Affiliate Transferees) shall ceaseto Beneficially Own at least (i) 9,800,000 Shares, then in such event Hutchison PCS and its Permitted Affiliate Transferees shall be entitled to designate only one member of the Board; and
(ii) 4,500,000 Shares, then in such event, Hutchison PCS and its Permitted Affiliate Transferees shall not be entitled to designate any member of the Board. In addition, if Hutchison PCS shall have designated additional director(s) by reason of an increase in its Percentage Ownership as set forth in Section 3(a)(iii) above, and at any time thereafter the Percentage Ownership of Hutchison PCS (and its Permitted Affiliate Transferees) shall decrease, (i) the number of designees Hutchison PCS (and its Permitted Affiliate Transferees) are entitled to designate to the Board shall be reduced so that the percentage of the entire Board represented by Hutchison PCS's (and its Permitted Affiliate Transferees') designees (rounded to the nearest whole number) shall be proportionate to Hutchison PCS's (and its Permitted Affiliate Transferees') aggregate Percentage Ownership, (ii) any members designated by Hutchison PCS (and its Permitted Affiliate Transferees) in excess of such number shall be removed from the Board (any such members to be removed to be designated by Hutchison or, in the event that Hutchison fails to designate the members to be removed, by a majority of the members of the Board), and (iii) the Board shall be reduced in size by the number of members so removed;

                           (D)  if  at  any  time  Sonera  (and  its   Permitted
Affiliate Transferees) shall cease to
Beneficially Own at least (i) 9,800,000 Shares at a time when Sonera is entitled to designate two (2) directors, then in such event, Sonera (or, if Sonera has Transferred all of its Shares to Permitted Affiliate Transferees of Sonera, its Permitted Affiliate Transferees) shall be entitled to designate only one (1) member of the Board; and (ii) 4,500,000 Shares, then in such event, Sonera (or, if Sonera has Transferred all of its Shares to Permitted Affiliate Transferees of Sonera, its Permitted Affiliate Transferees) shall not be entitled to designate any member of the Board;

                           (E) if the Aerial Reorganization is consummated and
TDS and VoiceStream Holdings execute an agreement in the form attached hereto as Exhibit A whereby TDS becomes a party to this Agreement as a Stockholder, and at any time thereafter TDS (and its Permitted Affiliate Transferees) shall cease to Beneficially Own at least (i) 9,800,000 Shares at a time when TDS is entitled to designate two (2) directors, then in such event, TDS (or, if TDS has Transferred all of its Shares to Permitted Affiliate Transferees of TDS, its Permitted Affiliate Transferees) shall be entitled to designate only one (1) member of the Board; and (ii) 4,500,000 Shares, then in such event, TDS (or, if TDS has Transferred all of its Shares to Permitted Affiliate Transferees of TDS, its Permitted Affiliate Transferees) shall not be entitled to designate any member of the Board;

                           (F) Any  vacancies on the Board  created by reason of
the provisions of subsections (A) through (E) above shall be filled by the vote of a majority of the directors then in office (unless such directors determine to reduce the size of the Board after a vacancy is created) to serve until the next annual meeting of shareholders of VoiceStream Holdings, and at the next annual meeting shall be filled by a vote of a plurality of all shareholders of VoiceStream Holdings (including the
Stockholders  and  their  Permitted   Affiliate   Transferees); provided,
however, that in the event that the size of the Board shall have increased by reason of Hutchison PCS having the right to designate additional director(s) and thereafter Hutchison PCS shall cease to have the right to so
designate  such  additional  director(s),   the  size  of  the  Board  shall  be
appropriately reduced and each of the Stockholders (and each of their respective Permitted Affiliate Transferees ) agrees that it will vote, or cause to be voted, all of the Shares then Beneficially Owned by it (whether now owned or hereafter acquired), in person

                                    Exhibit 6
                                       -5-
or by proxy (and, shall take all other necessary or desirable actions within such Stockholder's (or its Permitted Affiliate Transferees') control including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), to cause such reduction in the Board.

                           (G)   Notwithstanding   anything   to  the   contrary
contained in this Agreement, Hutchison's right to transfer its right to designate directors to certain block transferees as set forth in Sections 14 and 15 of the Shareholders Agreement of VoiceStream Wireless Corporation, dated February 17, 1998, as amended, among Western Wireless Corporation, a Washington corporation, VoiceStream and Hutchison PCS, shall continue in full force and effect until terminated in accordance with the terms of such Shareholders Agreement.

         (b) Notwithstanding anything to the contrary herein, if a Stockholder shall cease to have the right to designate any director to the Board pursuant to this Agreement, such Stockholder shall be released in full from all obligations and shall cease to have any rights under this Agreement; provided, however, that at the time that the Omnipoint Designees no longer serve on the Board and there is no further obligation to designate Omnipoint Designees under Section 3(a)(v) hereof, the following Persons shall be released in full from all obligations and shall cease to have any rights under this Agreement: Allen & Company Incorporated, Avance Capital, Avance Capital II, Avance Capital III, Madison Dearborn Capital Partners, L.P., James N. Perry, Jr., Douglas G. Smith, Douglas
G. Smith Grat, Richard L. Fields, James J. Ross and James J. Ross, as Trustee.

         Section 4.  VoiceStream  Holdings and Stockholder Covenants.
                     ------------------------------------------------
         (a) VoiceStream Holdings hereby agrees to use all reasonable efforts to give effect to the provisions of Section 3 hereof. In this regard, VoiceStream Holdings shall, subject to the provisions of Section 3 hereof, duly nominate the designees set forth above, or as may otherwise be designated by a party hereto pursuant to the terms of Section 3 hereof, for election to the Board and shall include in any proxy solicitation materials related to the election of members of the Board such information and recommendations of the Board as are appropriate, in proxy solicitation materials.

         (b) Each Stockholder shall vote the Shares then Beneficially Owned by such Stockholder at any regular or special meeting of the Stockholders or in any written consent executed in lieu of such a meeting of Stockholders for the election of such designees. VoiceStream Holdings and each Stockholder shall take all other actions necessary to ensure that the certificate of incorporation and by-laws of VoiceStream Holdings or any successor constituent documents as in effect immediately following the date hereof do not, at any time thereafter, conflict in any respect with the provisions of this Agreement.

         (c) At the closing of the Aerial Reorganization, TDS and VoiceStream Holdings shall enter into the agreement attached hereto pursuant to which TDS shall become a party to this Agreement, provided that nothing in this Agreement shall in any way limit, amend or modify any of the terms or provisions of the Investor Agreement to be entered into among TDS, VoiceStream Holdings and VoiceStream at such time.

         Section 5.  Representations  and  Warranties of  VoiceStream  Holdings.
                     -----------------------------------------------------------
VoiceStream Holdings represents and warrants to each Stockholder as follows: (i) it has full power and authority to execute, deliver and perform its obligations under this Agreement; (ii) this Agreement and all transactions contemplated hereby have been duly and validly authorized by all necessary action on its part, this Agreement has been duly executed and delivered by it, and this Agreement constitutes its legal, valid and binding obligation enforceable against VoiceStream Holdings in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application which may affect the enforcement of creditors' rights generally and by general equitable principles; and (iii) neither the execution, delivery or performance of this Agreement by it, nor the consummation of the transactions contemplated hereby will, with or without the giving of notice or passage of time or both conflict with, result in a default or loss of rights (or give rise to any right of termination, cancellation or acceleration) under, (A) any provision of the certificate of incorporation, by-laws, partnership agreement or comparable constituent document of it, (B) any material note, bond, indenture, mortgage, deed of trust, contract, agreement, lease or other instrument or obligation to which it is a party or by which it or its properties may be bound or affected or (C) any law, order, judgment, ordinance, rule, regulation or decree to which it is a party or by which it or any of its properties are bound or affected.

         Section 6.  Representations and Warranties of the Stockholders.
                     ---------------------------------------------------
Each Stockholder, severally, as to such Stockholder, represents and warrants to the other parties as follows:(i) such Stockholder has full power and

                                    Exhibit 6
                                       -6-
authority to execute, deliver and perform such Stockholder's obligations under this Agreement; (ii) this Agreement and all transactions contemplated hereby have been duly and validly authorized by all necessary action on such Stockholder's part, this Agreement has been duly executed and delivered by such Stockholder, and this Agreement constitutes such Stockholder's legal, valid and binding obligation enforceable against such Stockholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application which may affect the enforcement of creditors' rights generally and by general equitable principles; (iii) neither the execution, delivery or performance of this Agreement by such Stockholder, nor the consummation of the transactions contemplated hereby will, with or without the giving of notice or passage of time or both conflict with, result in a default or loss of rights (or give rise to any right of termination, cancellation or acceleration) under, (A) if such Stockholder is an entity, any provision of the certificate of incorporation, by-laws, partnership agreement or comparable constituent document of such Stockholder, (B) any material note, bond, indenture, mortgage, deed of trust, contract, agreement, lease or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or such Stockholder's properties may be bound or affected or (C) any law, order, judgment, ordinance, rule, regulation or decree to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties are bound or affected; and
(iv) the Shares listed next to the name of such Stockholder on Schedule I hereto are the only voting securities of VoiceStream Holdings Beneficially Owned by such Stockholder.

         Section 7.  Effectiveness and Termination.
                     ------------------------------
This Agreement shall be effective as of the effectiveness of the Omnipoint Reorganization and shall terminate upon the earliest to occur of any of the following events:

         (a) Upon agreement by all Stockholders then retaining the right to designate directors under this Agreement and, so long as Omnipoint Designees are to be designated or are serving pursuant to Section 3(a)(v) hereof, by the Omnipoint Designees or the Old Omnipoint Board; or

         (b) The filing by VoiceStream Holdings of a petition in bankruptcy or the expiration of sixty (60) days after a petition in bankruptcy shall have been filed against VoiceStream Holdings and such petition shall not have been stayed or discharged during such sixty (60) day period; or upon the expiration of sixty
(60) days after the commencement of any proceeding under any law for the relief of debtors seeking the relief or readjustment of VoiceStream Holdings' indebtedness either through reorganization, winding-up, extension or otherwise, and such proceedings involving VoiceStream Holdings as debtor shall not have been vacated or stayed within such sixty (60) day period; or upon the appointment of a receiver, custodian or trustee for all or substantially all of VoiceStream Holdings' property, or the making of VoiceStream Holdings of any general assignment for the benefit of creditors, or the admitting in writing by VoiceStream Holdings of its inability to pay its debts as they mature; or upon the voluntary or involuntary liquidation or dissolution of VoiceStream Holdings; or

         (c) The Beneficial Ownership of all of the Shares by only one Stockholder (including its Permitted Affiliate Transferees).

         Upon such termination, except for any rights any party may have in respect of any breach by any other party of its or his obligations hereunder, none of the parties hereto shall have any further obligation or liability hereunder.

         Section 8.  Miscellaneous.
                    ----------------
         (a) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their Permitted Affiliate Transferees. Each of the
Stockholders hereby agrees that prior to any Transfer of any Shares to a Permitted Affiliate Transferee, such Permitted Affiliate Transferee shall execute a counterpart of this Agreement agreeing to be bound by the provisions of this Agreement. No Transfer to a Permitted Affiliate Transferee shall be effective unless such Permitted Affiliate Transferee has executed such counterpart of this Agreement. Except as set forth above with respect to Transfers to Permitted Affiliate Transferees, nothing in this Agreement shall prohibit the Transfer of Shares by any of the Stockholders.

         (b) Each of the parties hereto acknowledges and agrees that, in the event of any breach of this Agreement, the non-breaching parties would be irreparably harmed and could not be made whole by monetary damages. Accordingly, each of the parties hereto agrees that the other parties, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel performance of this Agreement pursuant to Section 8(m).

                                    Exhibit 6
                                       -7-

         (c) The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

         (d) All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by same day or next day (or equivalent with respect to delivery outside the United States) courier (guaranteed delivery) or telex or facsimile (i) if to a Stockholder, at such Stockholder's address appearing on Schedule I hereto or at any other address that such Stockholder may have provided in writing to VoiceStream Holdings and the other Stockholders then party to this Agreement and
(ii) if to VoiceStream Holdings, at 3650 131st Avenue SE, Bellevue, Washington 98006, U.S.A., Tel: 425-586-8014, Fax: 425-586-8080; Attention: Alan R. Bender,
Esq. or such other address as VoiceStream Holdings may have furnished to the Stockholders in writing, with a copy (which shall not constitute notice) to Friedman Kaplan & Seiler LLP, 875 Third Avenue, New York, NY 10022, USA, Tel:
212-833-1107, Fax: 212-355-6401, Attention: Barry A. Adelman, Esq. If a notice hereunder is transmitted by confirmed fax so as to arrive during normal business hours during a Business Day at the place of receipt, then such notice shall be deemed to have been given on such Business Day at the place of receipt or, if so transmitted to arrive after normal business hours during a Business Day at the place of receipt, then such notice shall be deemed to have been given on the following Business Day at the place of receipt. If such notice is sent by next-day courier or equivalent, it shall be deemed to have been given on the third Business Day at the place of receipt following sending provided, that the date of sending shall be deemed to be the date at the place of receipt at the time such notice is posted.

         (e) The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Shares now or hereinafter owned by each Stockholder (and its Permitted Affiliate Transferees), to any and all securities of VoiceStream Holdings or any successor or assign of VoiceStream Holdings (whether by merger, consolidation or otherwise) that may be issued in respect of, in exchange for, or in substitution of such Shares, and shall be appropriately adjusted for any stock dividends, stock splits, reverse splits, combinations, recapitalizations and similar events occurring after the date hereof.

         (f) Copies of this Agreement will be available for inspection or copying by any interested Person at the offices of VoiceStream Holdings through the Secretary of VoiceStream Holdings. VoiceStream Holdings will otherwise take all actions as may be necessary or appropriate to comply with any applicable law relating to the validity and enforceability of shareholders agreements containing the provisions of this Agreement.

         (g) Except as expressly provided otherwise herein, neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by VoiceStream Holdings and each of the Stockholders. The failure of any party hereto to give notice of the breach or non-fulfillment of any term or condition of this Agreement shall not constitute a waiver thereof, nor shall the waiver of any breach or non-fulfillment of any term or condition of this Agreement constitute a waiver of any other breach or non-fulfillment of that term or condition or any other term or condition of this Agreement.

         (h) This Agreement may be amended or modified at any time by a writing setting forth such amendment or modification, signed by VoiceStream Holdings and by Stockholders (or their Permitted Affiliate Transferees) owning in the aggregate at least 90% of the Shares owned by the Stockholders (and their Permitted Affiliate Transferees); provided, however, that, unless such amendment is signed by VoiceStream Holdings and by each Stockholder (or its Permitted Affiliate Transferees) adversely affected by such amendment, no such amendment or modification shall eliminate any right of any Stockholder (or its Permitted Affiliate Transferees) or, in the case of the Omnipoint Designees, the Old Omnipoint Board, to designate the member or members of the Board it is entitled to designate in accordance with Section 3 hereof (it being understood and agreed that this clause shall not prohibit the enlargement of the Board).

         (i) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall be considered one and the same agreement.

         (j) The obligations of each of the Stockholders under this Agreement shall be several with respect to each such Stockholder.

         (k) This Agreement constitutes the entire understanding of the parties hereto with respect to this subject matter hereof and supersedes all prior understandings among such parties with respect to such subject matter.

                                    Exhibit 6
                                       -8-

         (l) The validity of this Agreement, its construction, interpretation and enforcement, and the rights of the parties hereunder, shall be determined under, governed by and construed in accordance with the internal laws of the State of New York applicable to contracts formed and performed entirely in such state. Each party hereto agrees that, subject to Section 8(m) hereof, any suit, action or other proceeding arising out of this Agreement shall be brought and litigated in the courts of the State of Washington or the United States District Court for the Western District of Washington and each party hereto hereby irrevocably consents to personal jurisdiction and venue in any such court and hereby waives any claim it may have that such court is an inconvenient forum for the purposes of any such suit, action or other proceeding.

         (m) Any and all disputes, controversies or claims (each a "Dispute") between the Stockholders relating to the interpretation or enforcement or performance of this Agreement shall be resolved by binding arbitration by the American Arbitration Association in accordance with its rules, subject to the following provisions:

                  (i) There shall be three arbitrators (the "Arbitrators") which shall be appointed in accordance with the procedure of the American Arbitration Association.

                  (ii) The expenses of the arbitration shall be borne equally by the Stockholders involved in the arbitration, and each party shall bear its own legal fees and expenses; provided, however, that the Arbitrators shall have discretion to require that one party pay all or a portion of the expenses of arbitration or the other party's legal fees and expenses in connection with any particular arbitration.

                  (iii) The Arbitrators shall determine whether and to what extent any party shall be entitled to damages or equitable relief. No party shall be entitled to punitive damages or consequential damages or shall be required to post a bond in connection with equitable relief.

                  (iv) The Arbitrators shall not have the power to add to nor modify any of the terms or conditions of this Agreement. The Arbitrators' decision shall not go beyond what is necessary for the interpretation and application of the provisions of this Agreement in respect of the issue before the Arbitrators. The Arbitrators' decision and award or permitted remedy, if any, shall be based upon the issue as drafted and submitted by the respective parties and the relevant and competent evidence adduced at the hearing(s).

                  (v) The Arbitrators shall have the authority to award any remedy or relief provided for in this Agreement, in addition to any other remedy or relief (including provisional remedies and relief) that a court of competent jurisdiction could order or grant (but subject to the remedial limitations, elsewhere set forth in this Agreement, including, but without limitation, the aforesaid prohibition against punitive and consequential damages). The Arbitrators written decision shall be rendered within sixty (60) days of the hearing. The decision reached by the Arbitrators shall be final and binding upon the parties as to the matter in dispute. To the extent that the relief or remedy granted by the Arbitration is relief or remedy on which a court could enter judgment, a judgment upon the award rendered by the Arbitrators may be entered in any court having jurisdiction thereof (unless in the case of an award of damages, the full amount of the award is paid within ten (10) days of its determination by the Arbitrators). Otherwise, the award shall be binding on the parties in connection with their continuing performance of this Agreement and in any subsequent arbitral or judicial proceeding between the parties.

                  (vi) The arbitration shall take place in Seattle, Washington, unless otherwise agreed by the parties, and shall be conducted in the English language.

                  (vii) The arbitration proceeding and all filing, testimony, documents and information relating to or presented during the arbitration proceeding shall be disclosed exclusively for the purpose of facilitating the arbitration process and for no other purpose.

                  (viii) The parties shall continue performing their respective obligations under this Agreement notwithstanding the existence of a Dispute while the Dispute is being resolved unless and until such obligations are terminated, expire or are suspended in accordance with the provisions hereof.

                  (ix) The Arbitrators may, in their sole discretion, order a pre-hearing exchange of information including production of documents, exchange of summaries of testimony or exchange of statements of position, and shall schedule promptly all discovery and other procedural steps and otherwise assume case management

                                    Exhibit 6
                                       -9-
initiative and control to effect an efficient and expeditious resolution of the Dispute. At any oral hearing of evidence in connection with an arbitration proceeding, each party and its counsel shall have the right to examine its witnesses and to cross-examine the witnesses of the other party. No testimony of any witness shall be presented in written form unless the opposing party or parties shall have the opportunity to cross-examine such witness, except as the parties otherwise agree in writing.

                  (x) Notwithstanding the dispute resolution procedures contained in this Section 8(m), either party may apply to any court having jurisdiction (a) to enforce this Agreement to arbitrate, (b) to seek provisional injunctive relief so as to maintain the status quo until the arbitration award is rendered or the Dispute is otherwise resolved, or (c) to challenge or vacate any final judgment, award or decision of the Arbitrators that does not comport with the express provisions of this Section 8(m).

         (n) The failure of any party to seek redress for violation of, or to insist upon the strict performance of , any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

         (o) The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies except as otherwise expressly provided in this Agreement. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

         (p) The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.



                                    Exhibit 6
                                      -10-

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

     VOICESTREAM WIRELESS HOLDING CORPORATION


     By:   /s/ John W. Stanton
     ---------------------------
     Name: John W. Stanton
     Title: Chairman and Chief Executive Officer


     Stockholders:

     /s/ John W. Stanton
     ---------------------
     John W. Stanton

     /s/ Theresa E. Gillespie
     ------------------------
     Theresa E. Gillespie

     PN Cellular, Inc.

     By:   /s/ Theresa E. Gillespie
     --------------------------------
     Name: Theresa E. Gillespie
     Title: Treasurer

     Stanton Family Trust

     By:   /s/ Theresa E. Gillespie
     --------------------------------
     Name: Theresa E. Gillespie, Trustee

     Stanton Communications Corporation

     By:   /s/ Theresa E. Gillespie
     ------------------------------
     Name: Theresa E. Gillespie
     Title: Treasurer

     GS Capital Partners, L.P.

     By: GS Advisors L.L.C., General Partner

         By:  /s/ John E. Bowman
         ------------------------
              Name: John E. Bowman
              Title: Vice President

     The Goldman Sachs Group, Inc.

     By:  /s/ Terence M. O'Toole
     ----------------------------
     Name: Terence M. O'Toole
     Title: Attorney-in-Fact

     Bridge Street Fund 1992, L.P.

     By: Stone Street 1992 L.L.C., Managing General Partner

         By:  /s/ John E. Bowman
         ------------------------
              Name: John E. Bowman
              Title: Vice President

     Stone Street Fund 1992, L.P.

     By: Stone Street 1992 L.L.C., General Partner

         By:  /s/ John E. Bowman
         ------------------------
              Name: John E. Bowman

              Title: Vice President

                                   Exhibit 6
                                      -11-

     Hutchison Telecommunications Holdings (USA) Limited

     By:   /s/ Canning Fok
     ----------------------
     Name: Canning Fok
     Title: Director

     Hutchison Telecommunications PCS (USA) Limited

     By:   /s/ Susan Chow
     --------------------
     Name: Susan Chow
     Title: Director

     ALLEN & COMPANY INCORPORATED

     By:   /s/ Richard L. Fields
     ---------------------------
         Name: Richard L. Fields
         Title: Manager

     MADISON DEARBORN CAPITAL PARTNERS, L.P.

     By: Madison Dearborn Partners, L.P., its General Partner

         By: Madison Dearborn Partners, Inc. its General Partner

         By:   /s/ James N. Perry
         ------------------------
              Name: James N. Perry
              Title: Manager

     /s/ James N. Perry
     -------------------
     James N. Perry, Jr.

     /s/ Richard L. Fields
     ---------------------
     Richard L. Fields

     AVANCE CAPITAL

     By:  /s/ Douglas G. Smith
          ---------------------
        Name:  Douglas G. Smith
        Title:  Sole Proprietor

     AVANCE CAPITAL II

     By:  /s/ Douglas G. Smith
     ---------------------------
        Name:  Douglas G. Smith
        Title:  Sole Proprietor

     AVANCE CAPITAL III

     By:  /s/ Douglas G. Smith
     --------------------------
        Name:  Douglas G. Smith
        Title:  Sole Proprietor

     DOUGLAS AND GABRIELA SMITH 1995 FAMILY TRUST

     By:   /s/ Gabriela Smith
     ------------------------
        Name:  Gabriela Smith
        Title: Trustee


                                    Exhibit 6
                                      -12-

     /s/ Douglas G. Smith
     --------------------
     Douglas G. Smith

     /s/ James J. Ross
     -----------------
     James J. Ross

     ELIZABETH G. ROSS U/T/A, DATED MARCH 4, 1994

     By:  /s/ James J. Ross
     ------------------------
        Name:  James J. Ross
        Title: Trustee

     DAVID G. ROSS U/T/A, DATED JUNE 18, 1997

     By:  /s/ James J. Ross
     -----------------------
        Name:  James J. Ross
        Title: Trustee

     SONERA CORPORATION

     By:   /s/ Olli T. Tuohimaa
     ---------------------------
     Name: Olli T. Touhimaa
     Title: Attorney in Fact

     SONERA HOLDING, B.V.

     By:   /s/ Olli T. Tuohimaa
     --------------------------
     Name: Olli T. Touhimaa
     Title: Attorney in Fact



                                    Exhibit 6
                                      -13-

                                   SCHEDULE I
                                  Stockholders

     Name and Address of Stockholder                            Number of Shares

     John W. Stanton and Theresa E. Gillespie
     c/o VoiceStream Wireless Corporation
     3650 131st Avenue S.E., Suite 400
     Bellevue, WA 98006
     Attention:  John W. Stanton
     Fax: 425-586-8010.................................................2,930,136

     PN Cellular, Inc.
     c/o VoiceStream Wireless Corporation
     3650 131st Avenue S.E., Suite 400
     Bellevue, WA 98006
     Attention:  John W. Stanton
     Fax: 425-586-8010.................................................1,686,069

     Stanton Family Trust
     c/o VoiceStream Wireless Corporation
     3650 131st Avenue S.E., Suite 400
     Bellevue, WA 98006
     Attention:  John W. Stanton
     Fax: 425-586-8010...................................................164,437

     Stanton Communications Corporation
     c/o VoiceStream Wireless Corporation
     3650 131st Avenue S.E., Suite 400
     Bellevue, WA 98006
     Attention:  John W. Stanton
     Fax: 425-586-8010.................................................1,274,520

     GS Capital Partners, L.P.
     c/o Goldman, Sachs & Co.
     85 Broad Street
     New York, NY 10004
     Attention:  Terence O'Toole
     Fax: 212-902-3000.................................................8,986,738

     The Goldman Sachs Group, Inc.
     c/o Goldman, Sachs & Co.
     85 Broad Street
     New York, NY 10004
     Attention:  Terence O'Toole
     Fax: 212-902-3000....................................................68,821

     Bridge Street Fund 1992, L.P.
     c/o Goldman, Sachs & Co.
     85 Broad Street
     New York, NY 10004
     Attention:  Terence O'Toole
     Fax: 212-902-3000...................................................273,069

     Stone Street Fund 1992, L.P.
     c/o Goldman, Sachs & Co.
     85 Broad Street
     New York, NY 10004
     Attention:  Terence O'Toole
     Fax: 212-902-3000...................................................470,401


                                    Exhibit 6
                                      -14-

     Name and Address of Stockholder                            Number of Shares

     Hutchison Telecommunications PCS (USA) Limited
     c/o Offshore Incorporations Limited
     P.O. Box 957
     Offshore Incorporations Centre
     Road Town, Tortola
     British Virgin Islands
     Telephone No.: 809-494-2233
     Facsimile No.: 809-494-4885
     and:
     c/o Hutchison Telecommunications Limited
     22nd Floor, Hutchison House
     10 Harcourt Road
     Hong Kong
     Attention: Ms. Edith Shih
     Fax: 852-2128-1778...............................................52,010,364

     (Which includes 26,227,586 shares of Common Stock issuable upon conversion of the Company's 2.5% Junior Convertible Preferred Stock)

     Hutchison Telecommunications Holdings (USA) Limited
     c/o Offshore Incorporations Limited
     P.O. Box 957
     Offshore Incorporations Centre
     Road Town, Tortola
     British Virgin Islands
     Telephone No.: 809-494-2233
     Facsimile No.: 809-494-4885
     and:
     c/o Hutchison Telecommunications Limited
     22nd Floor, Hutchison House
     10 Harcourt Road
     Hong Kong
     Attention: Ms. Edith Shih
     Fax: 852-2128-1778................................................3,888,888

     Douglas G. Smith
     6200 Brookside Drive
     Chevy Chase, MD 20815          1,196,398
     Avance Capital
     Attn: Douglas G. Smith
     6200 Brookside Drive
     Chevy Chase, MD 20815.............................................2,220,266

     Avance Capital II
     Attn: Douglas G. Smith
     6200 Brookside Drive
     Chevy Chase, MD 20815...............................................750,000

     Avance Capital III
     Attn: Douglas G. Smith
     6200 Brookside Drive
     Chevy Chase, MD 20815...............................................375,000

     Douglas & Gabriela Smith
     1995 Family Trust
     Attn: Gabriela Smith, Trustee
     6200 Brookside Drive
     Chevy Chase, MD 20815...............................................519,482

     Richard L. Fields
     75 Central Park South, Apt. 15B

                                    Exhibit 6
                                      -15-

     Name and Address of Stockholder                            Number of Shares

     New York, NY 10022..................................................317,368

     Allen & Company Incorporated
     c/o Richard L. Fields, Managing Director
     711 Fifth Avenue
     New York, NY 10022................................................2,290,522

     James N. Perry, Jr.
     Madison Dearborn Capital Partners, LP
     Three First National Plaza, Suite 1330
     Chicago, IL 60602....................................................50,874

     Madison Dearborn Capital Partners, LP
     c/o James N. Perry, Jr., Managing Director
     Three First National Plaza, Suite 1330
     Chicago, IL 60602.................................................3,232,149

     James J. Ross
     c/o Becker Ross Stone DeStefano & Klein
     317 Madison Avenue, Suite 1410
     New York, NY 10017..................................................582,445

     James J. Ross, as Trustee, of Elizabeth G. Ross U/T/A, dated March 4, 1994 c/o Becker Ross Stone DeStefano & Klein
     317 Madison Avenue, Suite 1410
     New York, NY 10017

     James J. Ross, as Trustee, of David G. Ross U/T/A, dated June 18, 1997
     c/o Becker Ross Stone DeStefano & Klein
     317 Madison Avenue, Suite 1410
     New York, NY 10017..................................An Aggregate of 145,950

     Sonera Corporation
     P.O. Box 106
     FIN-00051-TELE
     Teollisuuskatu 15, Helsinki
     Attn: Kaj-Erik Relander, Executive Vice President
     Facsimile: 011 358 2040 3770

     Sonera Holding, B.V.
     c/o Sonera Corporation
     P.O. Box 106
     FIN-00051-TELE
     Teollisuuskatu 15, Helsinki
     Attn: Kaj-Erik Relander, Executive Vice President
     Facsimile: 011 358 2040 3770......................................8,792,555

     Upon the execution and delivery of the attached agreement, the following Stockholder shall become a party to this Agreement.

     Telephone and Data Systems, Inc.
     30 North LaSalle, Suite 4000
     Chicago, IL 60602
     Attention: LeRoy T. Carlson, Jr., President
     Facsimile: 312-630-9299 [Number of Shares shall be as set forth on the agreement attached hereto as Exhibit A.]


                                    Exhibit 6
                                      -16-

                                                                    Exhibit A to
                                                                Voting Agreement

                                    AGREEMENT

         AGREEMENT, dated as of __________, 2000, by and between VOICESTREAM WIRELESS CORPORATION (f/k/a VoiceStream Wireless Holding Corporation), a Delaware corporation ("VoiceStream"), and TELEPHONE AND DATA SYSTEMS, INC., a Delaware corporation ("TDS");

         WHEREAS, VoiceStream has entered into a Voting Agreement ("Voting Agreement") dated as of February 25, 2000, together with certain stockholders of VoiceStream set forth on Schedule I thereof ("Stockholders");

         WHEREAS, all capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Voting Agreement;

         WHEREAS, in the Voting Agreement, the Stockholders and VoiceStream have agreed that, at the time of the closing of the Aerial Reorganization, TDS and VoiceStream shall execute and deliver this Agreement to evidence the admission of TDS as a party to the Voting Agreement;

         WHEREAS, the Aerial Reorganization is being consummated concurrently with the execution of this Agreement;

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

         1. TDS hereby accepts and agrees to all of the terms and conditions of the Voting Agreement and agrees to become a party to the Voting Agreement as a Stockholder effective immediately.

         2. The Voting Agreement shall not in any way limit, amend or modify any of the terms or provisions of the Investor Agreement dated the date hereof among TDS, VS Washington Corporation and VoiceStream.

         3. VoiceStream, by action of its Board of Directors, shall appoint a Qualified TDS Designee to the Board of Directors of VoiceStream on the later of (i) the date hereof or (ii) promptly after TDS designates a Qualified TDS Designee.

         4. This Agreement shall become effective as of the Effective Time of the Aerial Reorganization and shall supersede the Parent Stockholder Agreement, dated as of September 17, 1999, among Aerial, TDS, VoiceStream and VS Washington Corporation (f/k/a VoiceStream Wireless Corporation) and the individuals and entities set forth on Schedule I thereto, which shall terminate by its terms at such time.

         5. The number of Shares Beneficially Owned by TDS as of the date of this Agreement is _______ Shares.

                                    Exhibit 6
                                      -17-

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

     VOICESTREAM WIRELESS CORPORATION


     By: ___________________________________________
     Name:
     Title:


     TELEPHONE AND DATA SYSTEMS, INC.


     By: ___________________________________________
     Name:
     Title:


                                    Exhibit 6
                                      -18-

                                                                       EXHIBIT 7

                                    AGREEMENT

         AGREEMENT, dated as of May 4, 2000, by and between VOICESTREAM WIRELESS CORPORATION (f/k/a VoiceStream Wireless Holding Corporation), a Delaware corporation ("VoiceStream") and TELEPHONE AND DATA SYSTEMS, INC., a Delaware corporation ("TDS");

         WHEREAS, VoiceStream has entered into a Voting Agreement ("Voting Agreement") dated as of February 25, 2000, together with certain stockholders of VoiceStream set forth on Schedule I thereof ("Stockholders");

         WHEREAS, all capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Voting Agreement;

         WHEREAS, in the Voting Agreement, the Stockholders and VoiceStream have agreed that, at the time of the closing of the Aerial Reorganization, TDS and VoiceStream shall execute and deliver this Agreement to evidence the admission of TDS as a party to the Voting Agreement;

         WHEREAS, the Aerial Reorganization is being consummated concurrently with the execution of this Agreement;

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

         1. TDS hereby accepts and agrees to all of the terms and conditions of the Voting Agreement and agrees to become a party to the Voting Agreement as a Stockholder effective immediately.

         2. The Voting Agreement shall not in any way limit, amend or modify any of the terms or provisions of the Investor Agreement dated the date hereof among TDS, VS Washington Corporation and VoiceStream.

         3. VoiceStream, by action of its Board of Directors, shall appoint a Qualified TDS Designee to the Board of Directors of VoiceStream on the later of (i) the date hereof or (ii) promptly after TDS designates a Qualified TDS Designee.

         4. This Agreement shall become effective as of the Effective Time of the Aerial Reorganization and shall supersede the Parent Stockholder Agreement, dated as of September 17, 1999, among Aerial, TDS, VoiceStream and VS Washington Corporation (f/k/a VoiceStream Wireless Corporation) and the individuals and entities set forth on Schedule I thereto, which shall terminate by its terms at such time.

         5. The number of Shares Beneficially Owned by TDS as of the date of this Agreement is 35,570,493 Shares.

                                    Exhibit 7
                                       -1-

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

     VOICESTREAM WIRELESS CORPORATION


     By: _____________________________________
     Name:
     Title:


     TELEPHONE AND DATA SYSTEMS, INC.


     By: _____________________________________
     Name:
     Title:





















        SIGNATURE PAGE TO ACCEPTANCE BY TELEPHONE AND DATA SYSTEMS, INC.
              OF VOICESTREAM WIRELESS CORPORATION VOTING AGREEMENT


                                    Exhibit 7
                                       -2-